SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              J.C. NICHOLS COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    653777102
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                                 (CUSIP Number)

                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein, Sandler, Kohl,
28th Floor                                             Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 28, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)  Names  of  Reporting  Persons  (S.S. or I.R.S. Identification Nos. of Above
    Persons):

                                Stephen Feinberg
________________________________________________________________________________

2) Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable

________________________________________________________________________________
3) SEC Use Only
________________________________________________________________________________
4) Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                  2(d) or 2(e):             Not Applicable

________________________________________________________________________________
6)       Citizenship or Place of Organization:           United States
________________________________________________________________________________
  Number of                                   7) Sole Voting Power:        *
  Shares Beneficially                         8) Shared Voting Power:      *
  Owned by
  Each Reporting                              9) Sole Dispositive Power:   *
  Person With:                               10) Shared Dispositive Power: *
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:       660,897*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions):                   Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):      17.2%*
________________________________________________________________________________
14) Type of Reporting Person (See Instructions): IA, IN

___________________

* 160,957 shares (4.2%) of J.C. Nichols Company common stock are owned by Cerberus Partners, L.P., a partnership organized under the laws of Delaware ("Cerberus"). 173,220 shares (4.5%) of J.C. Nichols Company common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 74,500 shares (1.9%) of J.C. Nichols Company common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 252,220 shares (6.6%) of J.C. Nichols Company common stock are owned by various others persons and entities for which Stephen Feinberg possess certain investment authority. See Item 5 for further information.

Item 4.  Purpose of Transaction.

     On July 28, 1997, Cerberus offered to purchase from the Employee Stock Ownership Trust of the Company (the "ESOT") all shares of common stock of the Company held by the ESOT (believed by Cerberus to be 879,442 shares) (the "ESOT Shares") for a cash purchase price of $42.00 per share (subject to adjustment as described below) (the "Offer"). As set forth in the Offer, in the event Cerberus were to purchase shares of common stock of the Company at a price per share of $45.00 or greater prior to August 5, 1998, Cerberus will pay to the ESOT an amount equal to the product of (x) the number of shares of common stock of the Company purchased by Cerberus prior to August 5, 1998 at a price per share equal to or greater than $45.00 and (y) 50% of the difference between such per share purchase price paid by Cerberus and $45.00. The Offer expires on August 5, 1997 unless accepted by the ESOT prior thereto.

     The ESOT Shares constitute approximately 22.8% of the issued and outstanding shares of common stock of the Company. In the event the ESOT accepts the Offer and sells the ESOT Shares to Cerberus, Cerberus, along with the other entities for which Stephen Feinberg exercises voting or investment control over the shares of common stock of the Company, would then own approximately 40.0% of the issued and outstanding shares of common stock of the Company, assuming no other transactions in shares of common stock of the Company are effected by Cerberus (or any of the other entities for which Stephen Feinberg exercises voting or investment control over the shares of common stock of the Company). Cerberus understands that the Company declared a purported dividend of one Common Stock Purchase Right (the "Poison Pill")for each share of common stock of the Company outstanding at the close of business on July 28, 1997 or such later date as set forth in the Poison Pill. Cerberbus has been advised that the purported issuance of the Poison Pill could impede the ability of Cerberus to purchase the ESOT Shares without the advance approval of the board of directors of the Company.

     Although, except as set forth herein, Stephen Feinberg has no present plans or intentions which would relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D, in the event ESOT accepts the Offer and sells the ESOT Shares to Cerberus, Stephen Feinberg would then control a substantial percentage of the issued and outstanding shares of common stock of the Company and, in such event, Stephen Feinberg expects that, at that time, he may evaluate and consider one or more of the types of transactions required to be described in Item 4 of Schedule 13D, including but not limited to, for example, (i) proposing to the board of directors of the Company one or more financing or investment transactions or (ii) a change in the present board of directors and/or management of the Company.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, on April 30, 1997 there were issued and outstanding 3,849,358 shares of common stock of the Company. As of July 28, 1997, Cerberus owned 160,957* of such shares, or 4.2% of those outstanding; International owned 173,220 of such shares, or 4.5% of those outstanding; Ultra owned 74,500 of such shares, or 1.9% of those outstanding and the Funds in the aggregate owned 252,220 of such shares, or 6.6% of those outstanding. Stephen Feinberg possesses (i) the sole power to vote and direct the disposition of all shares of common stock of the Company owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the shares of common stock of the Company owned by the Funds. The only transactions by each of Cerberus, International and Ultra and the Funds in shares of common stock of the Company since the filing of the Schedule 13D Amendment No. 2 by Mr. Feinberg as of July 11, 1997 were as follows (each of which were effected in an ordinary broker's transaction):

                            Cerberus Partners, L.P.

    Date                            Quantity                       Price

                                   (Purchases)

    July 15, 1997                        11,850                   $41.50
    July 16, 1997                           650                   $42.00

                                     (Sales)

                                      NONE


                          Cerberus International, Ltd.

    Date                              Quantity                     Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                            Ultra Cerberus Fund, Ltd.

     Date                             Quantity                     Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                                    The Funds

     Date                              Quantity                    Price

                                   (Purchases)

    July 15, 1997                      5,000                      $41.50
    July 18, 1997                      4,000                      $43.56

                                     (Sales)

                                      NONE


Item 7.           Material to Be Filed as Exhibits.

     1. Offer, dated July 28, 1997, of Cerberus Partners, L.P. to the Employee Stock Ownership Trust of J.C. Nichols Company.







__________________________________

* This amount includes the shares of common stock of the Company which were disclosed as being held by Blackacre Overseas Fund, Ltd. ("Overseas") in each of the Schedule 13D, Schedule 13D Amendment No. 1 and Schedule 13D Amendment No. 2 filed by Stephen Feinberg on July 2, 1997, July 3, 1997 and July 11, 1997, respectively (the "Prior Filings"). These shares actually were at all times held by Cerberus but, due to a clerical error, were listed as held by Overseas in the Prior Filings.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     July 28, 1997


                                     /s/ Stephen Feinberg
                                     Stephen  Feinberg,  in  his   capacity  as
                                     the general partner of Cerberus Associates,
                                     L.P.,  the   general  partner  of  Cerberus
                                     Partners,  L.P.,  and  as  the  investment
                                     manager for each of Cerberus International,
                                     Ltd., Ultra Cerberus Fund, Ltd. and the
                                     Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   Exhibit 1

Scott W. Rankin, Trustee
Employee Stock Ownership Trust
for J.C. Nichols Company
c/o Intrust Bank
P.O. Box 8338
Prairie Village, Kansas 66208

Dear Mr. Rankin:

     Cerberus Partners, L.P. and certain of its affiliates (collectively, "CP") hereby irrevocably offers to purchase all shares of common stock of J.C. Nichols Company ("JCN") held by the Employee Stock Ownership Trust ("ESOT") (the "Shares") for a cash purchase price of $42.00 per share net to the ESOT. Our offer is expressly not subject to due diligence.

     Upon your acceptance of this offer, CP will pay the purchase price by wire transfer of immediately available funds in the amount of $36,936,564 against delivery of certificates for the Shares, based on 879,442 Shares assumed to be owned by ESOT and subject to adjustment for the actual number of shares owned and sold. It is our understanding that the two month time period required to obtain final approval to sell the Shares may be waived and the purchase and sale, if acceptable to the ESOT, may move forward in a shorter time frame.

     Because CP is aware that the ESOT trustees are fiduciaries for the ESOT beneficiaries, CP is willing to afford purchase price protection to the ESOT. In the event that prior to August 5, 1998 CP were to purchase shares of common stock at $45.00 per share or greater, CP will make a payment to the ESOT equal to the product of (x) the number of shares purchased by CP at $45.00 per share or greater and (y) 50% of the difference between the purchase price paid by CP for such shares less $45.00.

     If you would like to accept the foregoing offer, please signify your agreement below and return copy (counterparts being acceptable) to the undersigned. This offer shall expire and be of no force and effect unless accepted by the ESOT on or prior to 5:00 p.m., Kansas City time, on August 5, 1997.

Very truly yours,

CERBERUS PARTNERS, L.P.


By:  _________________________
Name: Ronald Kravit



AGREED TO AND ACCEPTED this
_______ day of July, 1997


EMPLOYEE STOCK OWNERSHIP TRUST
For J.C. Nichols Company


By:____________________________
Name: Scott W. Rankin
Title:  Trustee